(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold Corp Announces $1 Million Private Placement
 with Golden Predator Mines

April 15, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce that it has entered into a non-brokered private placement for $1,000,000 (the “Private Placement”). This Private Placement fulfills an agreement with Golden Predator Mines (US) Inc. as previously announced (see News Release dated August 7, 2007) allowing Golden Predator to participate in Private Placements by the Company. Proceeds from the Private Placement will be used for the drilling program at the Company’s Rattlesnake Hills Diatreme Complex in Wyoming commencing early summer 2008.

The Private Placement consists of the issuance of 1,000,000 units (“Units”) at a price of $1.00 per Unit. Each Unit consists of one common share (“Share”) and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at an exercise price of $1.50 per Warrant Share for twelve (12) months. There are no finder’s fees payable on this transaction.

All securities issued by the Company in Private Placement will be subject to a resale restriction for a period of four months and one day from the date of closing.

The Private Placement is subject to receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

About Evolving Gold Corp.
Evolving Gold is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. In total, Evolving holds over 90,000 acres of exploration lands.

Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release dated January 18, 2008).

The Company has three drills operating (moving to four drills in the next 60 days) at their North Carlin District Properties and at their Sleeper District Project in Nevada. It has recently completed first rounds of drilling at the Malone Gold/Silver Project (NM) (see press release dated March 4, 2008) and Fisher Canyon (NV) (see press release dated February 1, 2008).

Evolving Gold is continuing its drilling and acquisition strategy.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: 604 685 6375
Toll Free: 1-866-604-3864
www.EvolvingGold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF